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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K
                        Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of the Securities
                              Exchange Act of 1934
                          For the month of October 2001

                        Commission File Number 000-27663

                             SATYAM INFOWAY LIMITED
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                                Republic of India
                 (Jurisdiction of incorporation or organization)

                            Second Floor, Tidel Park
                 No. 4, Canal Bank Road, Chennai 600 113, India
                                (91) 44-254-0770
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20F [X]  Form 40 F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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ITEM 5.  OTHER EVENTS.

         On October 24, 2001, Satyam Infoway Limited (the "Company" or "Sify") released a press release regarding the proposed sale of its software services business to its majority shareholder, Satyam Computer Services Limited, and other matters regarding the relationship of the two companies. That press release is attached as Exhibit 99.1 and incorporated herein by this reference.

         Also on October 24, 2001, Satyam Computer Services Limited released its financial results for the September 30, 2001 fiscal quarter in a press release. That press release included a section with comments on each significant subsidiary of Satyam Computer Services Limited, including one on Sify. That section of the press release is reproduced as Exhibit 99.2 and incorporated herein by this reference.


FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

       IN ADDITION TO HISTORICAL INFORMATION, THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT'S ANALYSIS ONLY AS OF THE DATE OF THIS REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS EDGAR DATABASE MAINTAINED AT ITS WEBSITE, WWW.SEC.GOV.

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.


Date: October 24, 2001              SATYAM INFOWAY LIMITED



                                    By: /s/ T.R Santhanakrishnan
                                        ----------------------------------------
                                        Name: T.R. Santhanakrishnan
                                        Title: Chief Financial Officer
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                                  EXHIBIT INDEX

Exhibit
Number        Description
-------       -----------
99.1          Press Release by Satyam Infoway Limited dated October 24, 2001.
99.2          Excerpt from Press Release by Satyam Computer Services Limited dated October 24, 2001.